October 1, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, MAIL STOPS 7010
ATTN:  John Cash, Accounting Branch Chief
450 Fifth Street, N.W.
Washington, DC  20549-0306

RE:	Southwall Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Commission File Number: 0-15930

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated September 18, 2007 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of Southwall Technologies, Inc (“the Company”) responses is preceded by the text of the comment from the staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
Liquidity and Capital Resources page 48
Future Obligations page 51

1.            Please revise your contractual obligations table in future filings to include interest commitments or provide a textual discussion of this obligation in a note to the table.  If you provide a textual discussion, you should quantify your estimated interest payments using the same time frames stipulated inthe table. Refer to footnote 46 of Release 33-8350 found on our website http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Response:

The Company acknowledges the Commission’s comments and will provide the disclosure in future filings.

Note 8-Income Taxes, page 78

2.           Please revise future filings to provide reconciliation from the statutory tax rate to your effective tax rate as required by paragraph 47 of SFAS 109.  Please also provide this information supplementally for each of the periods in the December 31, 2006, 2005, and 2004 10-K and June 30, 2007 10-Q with an explanation of any material fluctuations.  Revise your future MD&A disclosures to explain tax variances by specifically referencing changes in the effective tax rate.

Response:

The Company acknowledges the Commission’s comments and will provide the disclosure in future filings to the extent practicable.  Pursuant to paragraph 47 of SFAS 109 the Company offers the following supplemental information for the years ended December 31, 2006, 2005 and 2004.

SOUTHWALL TECHNOLOGIES, INC.
Rate Reconciliation
	12/31/2006		12/31/2005		12/31/2004
Reconciliation of the statutory federal income tax to the
Company’s effective tax rate	$		$		$

Pretax Earnings		(4,532,441)		3,159,195		428,865

Tax at Federal Statutory Rate		(1,586,354)		1,105,718		150,103
State, Net of Federal Benefit		0		672,691		32,000
Foreign Rate differential		63,352		(98,500)		(230,700)
Permanent Items		99,151		2,917		7,252
R&D Credit		(54,915)		(23,994)		(114,113)
Federal		0		(614,444)		0
Foreign tax Credit		115,434		(4,615)		0
Stock Compensation charges		0		0		2,373,786
Increase (Decrease) in valuation allowance		2,284,841		(630,705)		(1,604,328)
Other		36,491		9,933		0
Provision for Taxes		958,000		29,000		614,000

The Company acknowledges the Commission comments regarding periodic reporting of the effective tax rate as required by paragraph 47 of SFAS 109. The Company records its interim tax provisions based on its expected effective tax rate for the entire fiscal year, pursuant to paragraph 19 of APB 28 “Interim Financial Reporting”.  Accordingly, the Company has not prepared a tax rate reconciliation for the interim periods.

Note 10-Segment Reporting Page 84

3.           We note that your German business is operated as a separate subsidiary, has a separate Vice President, and appears to be more profitable than the US business.  Pease tell us how you determined that your German business does not constitute an operating segment as defined in paragraph 10 of SFAS 131.

Response:

In assessing whether segment information was require the Company specifically reviewed criteria of SFAS 131 paragraph 10 and determined that it was not applicable.  This can be summarized as follows:

SFAS 131 states, “not every part of an enterprise is necessarily an operating segment or part of an operating segment.  A corporate headquarters or certain functional department may not earn revenues or may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments,” paragraph 11 of SFAS 131.  The Company’s only production facility is located in Germany and its corporate headquarters and certain administration department are located in Palo Alto, California, United States therefore, the Company believes the German business is the only operating segment pursuant to paragraph 10 of SFAS 131.

Presently the Company does not have a separate vice president for the German business. R. Eugene Goodson is the Company’s principal executive officer and oversees the Company’s global business.

4.           Please provide representative copies of the internal reports reviewed by your chief operating decision maker (CODM) for purposes of allocating resources and assessing performance.

Response:

In assessing whether segment information was require the Company specifically reviewed the criteria paragraph 10 and 11 of SFAS 131 and determined that it was not applicable.  This can be summarized as follows:

The Company believes that is has a single manufacturing facility located in Germany, therefore the Company has not allocated resources and the assessed the performance of the Germany business as a separate segment.

FORM 10-Q FOR THE PEIOD ENDED JUNE 30, 2007

5.           Please tell us and disclose in future filings the reasons for the increase in accounts receivable as percentage of quarterly revenues for the period ended June 30, 2007 as compared to the previous five quarters.  Specifically address whether there has been a change in repayment terms or an increase in aging of the receivable portfolio.  Please address why the allowance for doubtful accounts as a percentage of accounts receivable has changed.

Response:

The Company acknowledges the Commission’s comments and will provide the disclosure in future filings to the extent practicable.  The Company offers the following supplemental information for the accounts receivable increase as a percentage of quarterly revenues for the period ended June 30, 2007 as compared to the previous five quarters:

The Company did not change its repayment terms nor has there been an increase in the aging of receivables during the period ended June 30, 2007 as compared to the prior five quarters.

During the period ended June 30, 2007 the Company experienced a decline in revenue from the sale of display products.  The payment terms for display products average less than 30 days. The Company’s remaining products are subject to standard payment terms of approximately 60 days.  The shift in product mix resulted in an increase in receivables as a percentage of revenues although the terms and aging remained the same.

The reserve for doubtful accounts in the aggregate did not materially change, however, there was a change as a percentage of accounts receivable.  In the five periods prior to period ended June 30, 2007 the reserve was comprised of a 1.5% statistical reserve, and specifically identified customer reserves of  $2,000, $46,000, $95,000, $41,000, and $108,000 for the first quarter of 2007, the fourth quarter, the third quarter, the second quarter and the first quarter of 2006 respectively.   For the period ended June 30, 2007 the reserve consisted of a 1.5% statistical reserve, and a specific reserve of $2,000.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

Southwall Technologies, Inc.

By:	/s/ Dr. R. Eugene Goodson
Dr. R. Eugene Goodson
Principal Executive Officer
Executive Chairman

cc:	Bret Johnson
Al Pavot